UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)*


                            UIL HOLDINGS CORPORATION
   -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
   -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902748102
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                                 (CUSIP Number)

                                December 31, 2008
   -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   ---
                                       Rule 13d-1(b)
                                   ---

                                   ---
                                       Rule 13d-1(c)
                                   ---

                                   ---
                                   X   Rule 13d-1(d)
                                   ---


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 902748102                                            PAGE 2 of 8 PAGES
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  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Arnold L. Chase
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                       (b) [  ]
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  3        SEC USE ONLY
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  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
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--------------------------- ----- ----------------------------------------------
                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  426,580
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            6     SHARED VOTING POWER
                                  571,166
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            7     SOLE DISPOSITIVE POWER
                                  419,287
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  571,166
--------------------------- ----- ----------------------------------------------
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           997,746
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                                [X ]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           3.9%
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
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CUSIP No. 902748102                                            PAGE 3 of 8 PAGES
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  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Cheryl A. Chase
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [  ]
                                                                        (b) [  ]
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  3        SEC USE ONLY
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  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
---------- ---------------------------------------------------------------------
--------------------------- ----- ----------------------------------------------
                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  132,498
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            6     SHARED VOTING POWER
                                  1,033,000
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            7     SOLE DISPOSITIVE POWER
                                  132,498
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  1,033,000
--------------------------- ----- ----------------------------------------------
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,165,498
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 [X]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           4.6%
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12         TYPE OF REPORTING PERSON
           IN
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

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CUSIP No. 902748102                                            PAGE 4 of 8 PAGES
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                  Explanatory Note:         Exit filing.
                  As a result of changes to governance of entities directly holding shares of Common Stock and related changes to accounts in which shares of Common Stock are held, all of which occurred subsequent to December 31, 2007 and prior to December 31, 2008, the Reporting Persons' ability to vote and/or dispose of shares of UI Common Stock was reduced.
                  Consequently, the Reporting Persons' beneficial ownership of shares of Common Stock was reduced to below 5% of any class of the Issuer's equity securities.

Item 1   (a).     Name of Issuer:
                  --------------

                  UIL Holdings Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  157 Church Street
                  New Haven, Connecticut  06510

Item 2   (a).     Names of Persons Filing (the "Reporting Persons"):
                  -----------------------

                  Arnold L. Chase

                  Cheryl A. Chase

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------

                  c/o Chase Enterprises
                  225 Asylum Street
                  Hartford, Connecticut  06103

Item 2(c).        Citizenship.

                  United States of America.


Item 2(d).        Title of Class of Securities:

                  Common stock, no par value ("Common Stock")

Item 2(e).        CUSIP Number:
                  ------------

                  902748102

Item 3.           Not applicable.

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CUSIP No. 902748102                                            PAGE 5 of 8 PAGES
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Item 4.           Ownership.*
                  ---------

(a) Amount Beneficially Owned:

                  Arnold L. Chase:   997,746 shares

                  Cheryl A. Chase:   1,165,498 shares

                   (b) Percent of Class:

                           Arnold L. Chase:  3.9%

                           Cheryl A. Chase:  4.6%

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote:

                                    Arnold L. Chase: 426,580

                                    Cheryl A. Chase: 132,498

                           (ii) Shared power to vote or to direct the vote:

                                    Arnold L. Chase: 571,166

                                    Cheryl A. Chase: 1,033,000

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                    Arnold L. Chase: 419,287

                                    Cheryl A. Chase: 132,498

                           (iv) Shared power to dispose or to direct the
                                disposition of:

                                    Arnold L. Chase: 571,166

                                    Cheryl A. Chase: 1,033,000

         * Arnold L. Chase holds an aggregate of 498 shares of Common Stock beneficially owned by him as custodian for his non-adult children. Mr. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares. Mr. Chase holds 7,293 shares of restricted stock, of which 2,000 shares vest on March 27, 2009, 2,205 shares vest on March 26, 2010 and 3,088 shares vest on March 24, 2011. Mr. Chase has the sole power to vote and direct the vote of such shares of restricted stock. Mr. Chase holds stock units pursuant to which he may currently acquire 15,289 shares of Common Stock and currently exercisable options to purchase 22,500 shares, over each of which Mr. Chase holds sole dispositive power,

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CUSIP No. 902748102                                            PAGE 6 of 8 PAGES
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and holds 381,000 shares in an account or otherwise, over which Mr. Chase has sole voting and investment power.

                  Mr. Chase is an executive officer of The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family ("SAC") and shares voting and investment power over 44,166 shares of Common Stock owned by SAC, or 0.18% of the shares of Common Stock outstanding.

                  Mr. Chase and his sister, Cheryl A. Chase, are the sole managers of RLC Investments LLC ("RLC"), a limited liability company that owns 1,054,000 shares of Common Stock, and DTC Family Investments LLC ("DTC"), a limited liability company that owns 410,000 shares of Common Stock. The voting equity of each of RLC and DTC is held 49.5% by a grantor trust as to which Arnold L. Chase and his family are contingent beneficiaries; 49.5% by a grantor trust as to which Cheryl A. Chase and her family are contingent beneficiaries; 0.5% by a trust as to which Arnold L. Chase is the primary beneficiary and his children are the secondary beneficiaries; and 0.5% by a trust as to which Cheryl
A. Chase is the primary beneficiary and her children are the secondary beneficiaries. Arnold L. Chase and Cheryl A. Chase each, respectively, have shared voting and investment power in respect of one-half of the shares of Common Stock owned beneficially by RLC. Cheryl Chase has shared voting and investment power over all shares of Common Stock owned beneficially by DTC.

         Ms. Chase holds shared voting and investment power with respect to 41,000 shares of Common Stock held directly by DTC Holdings Corporation as an executive officer and director of DTC Holdings Corporation.

         Cheryl A. Chase owns an aggregate of 132,166 shares of Common Stock, or 0.52% of the shares of Common Stock outstanding, as to which she has sole voting power and shares dispositive power. Ms. Chase holds an aggregate of 332 shares of Common Stock beneficially owned by her as custodian for her non-adult children. Ms. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares.

         Ms. Chase is an executive officer of The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family ("CCSB") and shares voting and investment power over 55,000 shares of Common Stock owned by CCSB, or 0.22% of the shares of Common Stock outstanding.

         This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that they are, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owners of) any of the (i) 35,000 shares of Common Stock, or 0.14% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (ii) 243,333 shares of Common Stock, or 0.96% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries.

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CUSIP No. 902748102                                            PAGE 7 of 8 PAGES
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Item 5.        Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

                  SAC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 44,166 shares of Common Stock held by SAC. CCSB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 55,000 shares of Common Stock held by SAC. RLC has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,054,000 shares of Common Stock held by RLC. DTC has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 410,000 shares of Common Stock held by DTC. DTC Holdings Corp. has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 41,000 shares of Common Stock held by DTC Holdings Corp.

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company or Control Person.
               -------------------------
                  Not Applicable.

Item 8.        Identification and Classification of Members of the Group.
               ---------------------------------------------------------
                  Not Applicable.

Item 9.        Notice of Dissolution of Group.
               ------------------------------
                  Not Applicable.

Item 10.       Certification.
               -------------

                  Not applicable.


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CUSIP No. 902748102                                            PAGE 8 of 8 PAGES
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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February ____, 2009


                                          /s/ Arnold L. Chase
                                         -----------------------------------
                                         Arnold L. Chase



                                         /s/ Cheryl A. Chase
                                         ----------------------------------
                                         Cheryl A. Chase



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